333 South Hope Co. LLC

Financial Statements as of March 31, 2013 and December 31,

2012 and for the three months ended

March 31, 2013 and 2012

Index to Financial Statements

Page Number

Financial Statements

Balance Sheets (unaudited) as of March 31, 2013 and December 31, 2012	1

Statements of Operations (unaudited) for the three months ended March 31, 2013 and 2012	2

Statements of Changes in Member’s Equity (unaudited) for the three months ended March 31, 2013 and 2012	3

Statements of Cash Flows (unaudited) for the three months ended March 31, 2013 and 2012	4

Notes to Financial Statements (unaudited)	5-11

333 South Hope Co. LLC
Balance Sheets (unaudited)

	March 31,	December 31,
	2013	2012
Assets
Real Estate at cost:
Land	$54,163,337	$54,163,337
Building and improvements	345,239,982	345,186,464
Tenant improvements	41,759,739	41,427,532
	441,163,058	440,777,333
Less accumulated depreciation	(55,029,392)	(52,478,832)
Real Estate, net	386,133,666	388,298,501
Cash and cash equivalents	672,258	3,819,759
Due from affiliates	1,922,947	968,306
Deferred rent receivable	22,864,768	966,270
Accounts receivable	860,956	20,154,510
Intangible assets net of accumulated amortization of $16,525,115 and $15,833,546	16,295,509	16,987,080
Deferred charges net of accumation amortization of $9,436,856 and $8,827,802	16,514,717	16,009,794
Prepaid and other assets net of accumulated amortization of $1,024,536 and $863,114	9,259,582	8,867,511
	$454,524,403	$456,071,731

Liabilities and Member's Equity
Mortgage note payable	$217,060,193	$218,063,451
Accounts payable, accruals and other liabilities	14,593,940	13,417,189
Deferred revenue	11,613	11,991
Intangible liabilities net of accumulated amortization of $8,245,512 and $7,918,005	5,766,127	6,093,634
Total Liabilities	237,431,873	237,586,265
Member's equity	217,092,530	218,485,466
	$454,524,403	$456,071,731

See notes to financial statements (unaudited).

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333 South Hope Co. LLC
Statements of Operations (unaudited)

	Three months ended
	March 31,	March 31,
	2013	2012

Revenue
Rental income	$7,766,631	$8,222,653
Operating expense recoveries	4,276,114	4,490,522
Parking income	2,006,194	1,704,237
Other income	585,947	335,772
Total revenue	14,634,886	14,753,184

Expenses
Real estate taxes	1,330,359	1,320,144
Cleaning	576,170	567,946
Utilities	897,175	498,832
Repairs and maintenance	925,193	772,100
Elevators	169,908	163,378
Security and fire	453,364	485,192
Building management	380,249	366,947
Insurance	815,162	781,558
Parking and garage	189,678	172,151
Management fees	376,844	446,755
Depreciation and amortization	3,840,996	4,188,391
Other	155,769	79,376
Total expenses	10,110,867	9,842,770
Operating income	4,524,019	4,910,414

Interest income	-	127
Interest expense	(3,028,582)	(3,114,708)
Net Income	$1,495,437	$1,795,833

See notes to financial statements (unaudited).

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333 South Hope Co. LLC
Statements of Changes in Member's Equity (unaudited)

	Three months ended
	March 31,	March 31,
	2013	2012

Total Member's equity, beginning of period	$218,485,466	$218,698,989
Distributions to Member	(2,888,373)	(2,180,298)
Net income	1,495,437	1,795,833
Total Member's equity, end of period	$217,092,530	$218,314,524

See notes to financial statements (unaudited).

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333 South Hope Co. LLC
Statements of Cash Flows (unaudited)

	Three months ended
	March 31,	March 31,
	2013	2012

Cash Flows Operating activities:
Net income	$1,495,437	$1,795,833
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,840,996	4,188,391
Amortization of debt discount	130,272	127,264
Amortization of tenant inducements	161,422	57,539
Amortization of value of above/below market leases	(317,319)	(339,253)
Deferred rent	(2,710,258)	(753,459)
Bad debt expense

Changes in operating assets and liabilities:
Deferred leasing costs	(1,113,976)	(437,926)
Due from affiliates	(954,641)	(1,468,525)
Accounts receivable	105,313	76,641
Prepaid and other assets	(453,493)	(944,885)
Tenant Inducements	(100,000)	-
Lease commission		-
Accounts payable, accruals and other liabilities	1,435,629	(1,175,296)
Deferred revenue	(378)	(56,670)

Net cash provided by operating activities	1,519,004	1,069,654

Investing activities:

Additions to real estate	(644,603)	(897,580)
Building improvements
Tenant improvements

Net cash used in investing activities	(644,603)	(897,580)

Financing activities:

Mortgage repayments	(1,133,529)	(1,044,723)
Distributions to Member	(2,888,373)	(2,180,298)

Net cash used in financing activities	(4,021,902)	(3,225,021)

Net decrease in cash and cash equivalents	(3,147,501)	(3,052,947)
Cash and cash equivalents, beginning of year	3,819,759	5,591,036

Cash and cash equivalents, end of year	$672,258	$2,538,089

Supplemental cash flow information:
Cash paid for interest	$2,902,490	$2,991,297

Supplemental non-cash information:
Accrued capital expenditures	$22,474	$-

Accrued deferred leasing costs	$1,809,585	$655,079

See notes to financial statements (unaudited).

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333 South Hope Co. LLC
Notes to financial statements (unaudited)

1.	Organization and general

The Bank of America Plaza (the “Property”) is a 1,421,711 square-foot office and retail building located in Los Angeles, California.

The Property is owned by 333 South Hope Co. LLC (the “Company” or “Borrower”), a Delaware limited liability company, which is a wholly owned subsidiary of TRZ Holding IV, LLC (“TRZ”). TRZ is a wholly owned subsidiary of Brookfield Office Properties Inc., a publicly traded real estate company (“Brookfield”).

2.	Basis of Presentation and Significant Accounting Policies

Basis of Presentation

The financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”). In the opinion of management, all adjustments, consisting of only those of a normal and recurring nature, considered necessary for a fair presentation of the financial position, results of operations and changes in cash flows have been made. The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates. Significant estimates are required in the determination of future cash flows and probabilities in assessing net recoverable amount and net realizable value, depreciation and amortization and fair value for disclosure purposes. The Company operates in a single reportable segment.

Significant Accounting Policies

Real Estate: Land is carried at cost. Building and improvements are recorded at historical cost and are being depreciated on a straight-line basis over the estimated useful life of the building which is 60 years with an estimated salvage value of 5%. Tenant improvements that are determined to be assets of the Company are recorded at cost; amortization is recorded to amortization expense on a straight-line basis over the term of the related lease.

Furniture, equipment and certain improvements are depreciated on a straight-line basis over periods up to 10 years.

Upon acquisition of real estate, the Company assesses the fair value of acquired assets (including land, buildings and improvements, identified intangibles, such as acquired above and below-market leases, acquired in-place leases and tenant relationships) and acquired liabilities and allocates the purchase price based on these assessments. The Company assessed fair value based on estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information and records acquired intangible assets (incuding acquired above-market leases, tenant relationships and acquired in-place leases) and acquired intangible liabilities (including below-market leases) at their estimated fair value. The value of the acquired above market and below market leases are amortized and recorded as either a decrease (in the case of above market leases) or an increase (in the case of below market leases) to property rental revenue over the remaining term of the associated lease. The value of tenant relationships is amortized over the expected term of the relationship, which includes an estimated probability of the lease renewal. The in-place lease value is amortized as an expense over the remaining life of the leases. Amortization of tenant relationships and in-place leases is included within depreciation and amortization line item on the statement of operations.

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Real estate is reviewed for impairment if events or changes in circumstances indicate that the carrying amount of the real estate may not be recoverable. In such an event, a comparison is made of the current and projected operating cash flows of the Property into the foreseeable future on an undiscounted basis, to the carrying amount of the real estate. Such carrying amount would be adjusted to its fair value, if necessary, to reflect impairment in the value of the asset. The Company assesses fair value based on estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information. Projections of future cash flow take into account the specific business plan for the Property and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market. Management of the Company believes no impairment of the Property existed at March 31, 2013 and December 31, 2012.

Cash and cash equivalents: Cash and cash equivalents include all cash and short-term investments with an original maturity of three months or less. To date, the Company has not experienced any losses on invested cash.

Deferred costs: Direct financing costs are deferred and are being amortized over the term of the mortgage payable on the basis that approximates the effective interest method and are included in interest expense. All other deferred charges, primarily, leasing commissions incurred relating to leasing activities are deferred and amortized on a straight-line basis over the terms of the related leases.

Prepaid and other assets: Prepaid and other assets include prepaid insurance, deferred charges and tenant inducements. Any amounts paid to a tenant for improvements owned or costs incurred by the tenant are treated as tenant inducements. Amortization of tenant inducements is recorded on a straight-line basis over the term of the related lease as a reduction of the rental revenues.

Revenue recognition: The Company has the following revenue sources and revenue recognition policies:

•	Rental Income – rental income from leases providing for periodic increases in base rent is recognized on a straight-line basis over the non-cancellable term of the respective leases. Differences between rental income and the contractual amounts due are recorded as deferred rent receivable.

•	Operating expense recoveries – recoveries of operating expenses and real estate taxes recognized in the period the expenses are incurred.

Allowance for doubtful accounts: The Company periodically evaluates the collectability of amounts due from tenants and maintains an allowance for doubtful accounts for estimated losses resulting from the inability of tenants to make required payments under the lease agreements. The Company also evaluates the deferred rent receivable balance to consider if an allowance is necessary. This receivable arises from earnings recognized in excess of amounts currently due under the lease agreements. Management exercises judgment in establishing these allowances and considers payment history and current credit status in developing these estimates. In addition, as of March 31, 2013 and December 31, 2012, no allowance for doubtful accounts was necessary.

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Income taxes: The Company is not subject to federal, state and local income taxes; accordingly, the Company makes no provision for income taxes in its financial statements. The Company’s taxable income or loss, which is different than financial statement income or loss, is reportable by the Member.

The Company recognizes tax benefits from uncertain tax positions when it is more-likely-than-not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold. The Company had no unrecognized tax benefits at the beginning or end of March 31, 2013. The Company does not expect its unrecognized tax benefits balance to change in the next 12 months. The Company’s 2010, 2011 and 2012 tax years remain open due to the statute of limitations and may be subject to examination by federal, state and local tax authorities.

Concentration of risks: The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and accounts receivable. Management routinely assesses the financial strength of its tenants and, as a consequence, believes that its accounts receivable credit risk exposure is limited. The Company places its temporary cash investments with federally insured institutions. Cash balances with any one institution may at times be in excess of the federally insured limits. The property is located in Los Angeles, California, and this concentration imposes on the Company certain risks, including local economic conditions, which are not within management’s control.

Accounting for conditional asset retirement obligations; The Company has evaluated whether it has any conditional asset retirement obligations, which are a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional upon future events that may or may not be within an entity’s control. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Accordingly, the Company would be required to recognize a liability and corresponding asset for the fair value of conditional asset retirement obligation if the fair value can be reasonably estimated.

Recently Issued Accounting Literature

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Update No. 2011-04, Fair Value Measurements (Topic No. 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS (“ASU No. 2011-04”). ASU No. 2011-04 provides a uniform framework for fair value measurements and related disclosures between GAAP and International Financial Reporting Standards (“IFRS”) and requires additional disclosures, including: (i) quantitative information about unobservable inputs used, a description of the valuation processes used, and a qualitative discussion about the sensitivity of the measurements to changes in the unobservable inputs, for Level 3 fair value measurements; (ii) fair value of financial instruments not measured at fair value but for which disclosure of fair value is required, based on their levels in the fair value hierarchy; and (iii) transfers between Level 1 and Level 2 of the fair value hierarchy. The adoption of this update on January 1, 2012 did not have a material impact on our consolidated financial statements, but resulted in additional fair value measurement disclosures (See Note 5 -Fair Value Measurements).

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3.	Intangible assets and liabilities

The following table summarizes the intangible assets and intangible liabilities as of March 31, 2013 and December 31, 2 012:

	March 31, 2013	December 31, 2012

Intangible assets

In-place leases	$4,519,912	$4,519,912
Tenant relationships	28,242,836	28,242,836
Above market lease	57,876	57,876
	32,820,624	32,820,624
Less accumulated amortization	(16,525,115)	(15,833,544)
Total intangible assets, net	$16,295,509	$16,987,080

Intangible liabilities

Below market leases	$14,011,639	$14,011,639
Less accumulated amortization	(8,245,512)	(7,918,005)
Total intangible liabilities, net	$5,766,127	$6,093,634

Amortization of acquired below-market leases, net of acquired above-market leases resulted in an increase to rental income of $317,319 and $339,253 for the three-months ended March 31, 2013 and 2012, respectively. Estimated annual amortization of acquired below-market leases, net of acquired above-market leases for each of the five succeeding years commencing January 1, 2014 is as follows:

Year ending December 31,:
2014	$(1,181,804)
2015	(1,173,852)
2016	(1,071,559)
2017	(928,346)
2018	(133,385)
Thereafter	72,778
$(4,416,168)

Amortization of all other identified intangible assets (a component of depreciation and amortization expense) was $681,382 and $827,312 for the three-months ended March 31, 2013 and 2012, respectively. Estimated annual amortization of all other identified intangible assets including acquired in-place leases and tenant relationships for each of the five succeeding years commencing January 1, 2014 is as follows:

Year ending December 31,:
2014	$2,648,186
2015	2,512,018
2016	2,313,089
2017	1,681,640
2018	1,353,171
Thereafter	3,345,257
$13,853,361

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4.	Mortgage notes payable

In August 2004, the Company entered into two non-recourse mortgage notes in an aggregate amount of $242,000,000 consisting of a $192,000,000 mortgage note from Morgan Stanley Mortgage Capital Inc., which bears a fixed interest rate of 5.0626%, and a $50,000,000 mortgage note from Metropolitan Life Insurance Company, which bears a fixed interest rate of 6.26% (the “Mortgage Notes”). The Mortgage Notes mature on September 7, 2014. The Company may refinance our maturing debt as it comes due or choose to repay it.

The Company is required to make monthly payments of interest through September 2006. Beginning in October 2006, the Company is required to make monthly payments of principal and interest of $1,345,000. The Mortgage Notes are cross-collateralized by the Property and cross-defaulted.

Under the terms of the Mortgage Notes, the Company amortizes debt discount over the remaining debt term utilizing the effective interest method. Debt discount of $130,272 and $127,264 has been amortized into interest expense during the three months ended March 31, 2013 and 2012, respectively. As of March 31, 2013 and December 31, 2012, the unamortized debt discount was $782,847 and 913,119, respectively.

5.	Fair Value Measurements

ASC 820, Fair Value Measurement and Disclosures defines fair value and establishes a framework for measuring fair value. The objective of fair value is to determine the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). ASC 820 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three levels: Level 1 – quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities; Level 2 – observable prices that are based on inputs not quoted in active markets, but corroborated by market data; and Level 3 – unobservable inputs that are used when little or no market data is available. The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. In determining fair value, we utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as consider counterparty credit risk in our assessment of fair value.

Financial Assets and Liabilities not measured at Fair Value

Financial assets and liabilities that are not measured at fair value on the balance sheets include the mortgage payable. The fair value of the Company’s mortgage payable is calculated by discounting the future contractual cash flows of these instruments using current risk adjusted rates available to borrowers with similar credit ratings, which are provided by a third-party specialist. The fair value of mortgages payable is classified as Level 2. As of March 31, 2013 and December 31, 2012 the carrying amounts and fair value of our mortgage payable were 217,060,193 and 224,179,966, and 218,063,451 and $226,207,162, respectively.

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6.	Rental Income

Future minimum rental income (on a non straight-line basis), to be received under non-cancelable tenant operating leases in effect at March 31, 2013 for each of the next five years and thereafter are as follows:

Years ending December 31,:
2014	27,988,872
2015	30,338,222
2016	31,480,893
2017	31,636,122
2018	23,231,226
Thereafter	77,351,962
$222,027,297

7.	Related party transactions

The Company entered into an arrangement with a corporation, which is affiliated through common ownership with the Company’s Member, under which the affiliate is to provide property management and various other services. Management fees are based on 3.0% of operating revenue (as defined). Costs and fees incurred to such affiliate, which are included in operating expenses, are as follows:

Management fees	$376,844
General, administrative and reimbursable expenses	134,807
Insurance	815,162
Leasing and construction management fees	369,645

As of March 31, 2013 a non-interest bearing receivable of $1,922,947 which consists of cash transfers in the amount of $3,000,000 offset by costs incurred by related parties on our behalf in the amount of $1,077,053, is due on demand to TRZ Holdings II LLC.

As of December 31, 2012 a non-interest bearing receivable of $986,306 which consists of cash transfers in the amount of $3,000,000 offset by costs incurred by related parties on our behalf in the amount of $2,031,694 is due on demand to TRZ Holdings II LLC.

Insurance premiums are paid by Brookfield Properties Holdings Inc. (“BPHI”), a parent company of Brookfield Financial Properties LP. The cost is allocated to the Company which then fully reimburses BPHI.

8.	Commitments & contingencies

Litigation

The Company may be subject to pending legal proceedings and litigation incidental to its business. In our opinion after consultation with legal counsel, the outcome of such matters, including the matter referred to below, is not expected to have a material adverse effect on our financial position, results of operations or cash flows.

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Insurance

The Property is covered under an insurance policy entered into by Brookfield that provides all risk property and business interruption for Brookfield’s commercial portfolio with an aggregate limit of $1.5 billion per occurrence. In addition the property is also covered by a terrorism insurance policy that provides aggregate coverage of $4.0 billion for all for Brookfield’s U.S. properties. To the extent an act or acts of terrorism produce losses in excess of the limits in place the resulting loss could have a material effect on the Company’s financial statements. The Company has reviewed its mortgage loan agreement and is in compliance, in all material respects, with the contractual obligations regarding terrorism insurance contained therein.

Environmental

Property contains asbestos and although the asbestos is contained in accordance with current environmental regulations, the Company’s practice is to remediate the renovation or redevelopment of the Property. Accordingly, the Company has determined that this meets the criteria for recording an asset retirement obligation in the aggregate amount of $526,080 and $523,605 as of March 31, 2013 and December 31, 2012, respectively which is included in “Accounts payable, accruals and other liabilities” on the Company’s balance sheets. There can be no assurance that the identification of new areas of contamination, changes in the extent or known scope of contamination, or changes in cleanup requirements would not result in significant costs to us.

9.	Subsequent events

Subsequent to March 31, 2013, and through June 12, 2013 the date through which management evaluated subsequent events and on which the financial statements were available for issuance, management has concluded that there were no subsequent events to be disclosed.

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